UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   January 2012            File No.    0-30720

Radius Gold Inc.

(Name of Registrant)

200 Burrard Street, Suite 650, Vancouver, British Columbia, Canada V6C 3L6

(Address of principal executive offices)

1.

News Release dated January 25, 2012

2.

News Release dated January 31, 2012

3.

News Release dated February 22, 2012

4.

News Release dated February 27, 2012

5.

News Release dated April 9, 2012

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Radius Gold Inc.

(Registrant)

Dated: May 7, 2012	By: /s/ Simon Ridgway Simon Ridgway President and Director

news release

January 25, 2012

Radius Provides Guatemala Update & Announces Senior Management Changes

Vancouver, Canada:  Radius Gold Inc. (TSX-V: RDU) is pleased to provide an update on exploration plans for the Company’s extensive land holdings in Guatemala. The Company has active precious metals exploration and development projects in Guatemala and in Nicaragua.  An update on progress in Nicaragua will be given in the next few weeks.

In Guatemala, Radius is active on two fronts.  In Eastern Guatemala the Company has large land holdings and concession applications in the volcanic belt that hosts the Escobal silver deposit.  Closer to Guatemala City, Radius’s joint venture partner Kappes Cassiday and Associates is operating the Tambor mine development project, with the aim of beginning construction of a small but potentially high grade gold mine.

Eastern Guatemala

Zapote Zone

The Zapote Zone is located approximately 1 km southwest of the Pyramid Hill zone on the Banderas property (see Radius news release dated February 3, 2011), and consists of a northwest-trending stockwork zone exposed along a ridge and a southwest-facing cliff.  The stockwork zone consists of centimetre-scale epithermal quartz-chalcedony veins and veinlets hosted in felsic volcanic and volcaniclastic rocks.  The veins show many different orientations, but generally trend north-northwest with sub-vertical to steep east-northeast dips.  Locally, within the stockwork zone, small-scale hydrothermal breccia zones are developed, characterized by felsic volcanic rock fragments hosted in a quartz-pyrite matrix.

Radius’s early stage exploration results at Zapote are very positive:  Anomalous gold and silver mineralisation has been detected in rock and soil samples over more than 600m strike length, and reconnaissance soil sampling indicates that the zone may extend for up to 3 km in total.

250 samples, a mix of outcrop and float, were collected across a 500 m x 300 m area trending northwest along the exposed southwest facing cliff.  The samples returned gold values ranging from trace to 6.06 g/t Au, and averaged 0.94 g/t Au.  Of the samples taken, 55% graded > 0.5 g/t Au, including 25% samples grading > 1 g/t Au.

Zapote has not yet been drilled and Radius is planning for an initial drill program within the next 60 days.  The program will start with a pair of scissor holes beneath the main Zapote ridge to test the orientation, thickness and grade distribution of the Zapote Zone.  Additional prospecting is also planned to push the zone along strike to the southeast.

The Holly Zone

The Holly Zone overlies the major regional scale east-west trending Jocotan continental transform fault, at the northern limits of the HB property.  Gold and silver mineralization occurs in association with epithermal quartz and quartz-hematite veins both within the phyllites north of the fault and in the volcanic rocks to the south.  All previous drilling at Holly focused to the south of the trace of the Jocotan fault in the volcanic rocks.  The most encouraging results were obtained in holes HDD-001 and HDD-007 drilled in the western part of the property, targeting the depth extension of outcropping veins and quartz float aligned along a north-north-west orientation (see Radius Explorations’ news release dated December 17, 2002).  A +/- ten meter thick zone of epithermal veins and vein breccias was intersected in both holes, with HDD-001 reporting 14 m @ 4.14 g/t Au and 150 g/t Ag and hole HDD-007 returning 9 m @ 1.84 g/t Au and 45 g/t Ag, with hole 007 intercepting the zone 25m below hole 001.  No follow-up drilling has taken place on this structure since.  Recent mapping of outcrop and float has extended this zone over 700 meters to the north and it remains open.  Vein fragments in the cataclastic breccia observed in drill core indicate the epithermal vein zone developed in the hanging wall of an active fault zone.  Follow-up drilling will take place in the first quarter of this year targeting the depth and strike extensions of the zone and exploring for dilatational jogs within the fault, such as is seen at Tahoe Resources’ world-class Escobal deposit, located in a similar tectonic environment 60km to the west-southwest of Holly.

Ivy Project

At the Ivy prospect, located 38 km due west of the Holly-Banderas property and also spatially-associated with the Jocotan fault, gold mineralization is associated with an altered diorite intrusive.  The prospect was identified during follow up of regional stream sediment anomalies.

Radius’ geologists have identified zones of brecciation and silicification within a diorite body that carry significant gold values.  This is a very early stage prospect but initial results are very encouraging, with gold values ranging from trace up to 14 g/t Au in grab and channel samples with the intrusive body.  A limestone unit that appears to overlie the diorite, possibly a roof pendant to the intrusive, shows silicification and jasperoid development with weakly anomalous Au values (200 to 400 ppb). Further prospecting of the area identified the brecciated diorite which returned the superior gold values.

A small soil sample grid was established the over the area and appears to define the anomaly in rocks well.  A larger soil grid is being laid out and will be sampled in the coming months along with geological mapping and rock chip sampling to better define the size of the target.

Tambor Development Project

Radius and its joint venture partner, Kappes Cassiday and Associates continue to make progress at the Tambor mine development project in southern Guatemala.  With the recent election of a pro-investment government in Guatemala, management is optimistic that construction of the proposed Tambor mine will begin during the first part of 2012, potentially giving Radius cash flow this year.

Corporate Changes

After the recent spin-out of Rackla Metals Inc., Radius’s Board of Directors has approved changes to the senior management structure of the Company, to reflect Radius’s return to a purely Central American focus.

Mr. Simon Ridgway, the current President of Radius, is taking on the role of Chief Executive Officer and Chairman of the Board of Directors.  Mr. Ridgway will maintain his close involvement in the Company’s Central American exploration programs.

Mr. Ralph Rushton, a director of the Company, will be moved from his current position as VP Corporate Development to take on the role of President of Radius.  Mr. Rushton holds a B.Sc. in geology from Portsmouth University in the UK, a Master’s degree in economic geology from the University of Alberta, and a Certificate in Business Communications from Simon Fraser University.  He has worked for Radius since 2003 and is familiar with all aspects of the Company’s exploration programs.  He has over 20 years’ experience in mining and exploration, much of which was gained working as a geologist for the Anglo American group in Southern Africa, the Middle East and Eastern Europe.

As a new addition to the Radius team, Mr. David Clark will join Radius in the position of Chief Geologist.  He holds B.Sc. and M.Sc. degrees in geology from McGill University, Montreal, Canada, and has been involved in mineral exploration since 1999, working on magmatic sulphide Ni-Cu-PGE, intrusion-hosted PGE, and orogenic and epithermal precious metal deposits in Canada, Mexico, and Central America.  Finally, Ms. Sally Whittall, currently in charge of Corporate Compliance, will take on the role of Corporate Secretary.

Sampling Methodology, Quality Control and Assurance

Surface samples from soils, float, outcrop, and hand-dug trenches are sent to the Inspectorate Guatemala sample preparation facility in Guatemala City for sample preparation, and pulps forwarded to the Inspectorate American Corporation laboratory facility in Sparks, Nevada, for analysis.  Approximately 12% of the samples submitted consist of commercial standards, blanks, and duplicate samples.  These are included with each batch sent to the analytical laboratory. Gold amounts for each sample are determined by fire assay, digested in aqua regia solution and analyzed by atomic absorption finish.  Samples with over 1 g/t Au are re-analysed by gravimetric finish. Ag is analysed by aqua regia digestion followed by atomic absorption finish with overlimits analysed by fire assay with gravimetric finish.  A 30 element suite is analysed by ICP.

Qualified Person

Roger Hulstein, B.Sc., P.Geo., is a member of the Association of Professional Engineers and Geoscientists of British Columbia and is the Company’s Qualified Person as defined by National Instrument 43-101.  Mr. Hulstein has approved the disclosure of technical information contained in this news release.

About Radius

Radius has been exploring for gold in Latin America for nearly a decade.  It has assembled interests in a portfolio of promising gold projects throughout the region, including carried stakes in two small-scale gold mine development projects in Guatemala and Nicaragua, and a number of 100% owned exploration plays, including the HB property in Guatemala.

For further information on Radius and its properties, please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com).

ON BEHALF OF THE BOARD

“Simon Ridgway”

Simon Ridgway, Chairman and CEO

Investor relations:  Jaclyn Ruptash

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 86.6-million

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement
Some of the statements in this news release contain forward-looking information that involves inherent risk and uncertainty affecting the business of Radius Gold Inc.  Actual results may differ materially from those currently anticipated in such statement.

news release

January 31, 2012

Radius Sets Post-Spin Out Warrant Exercise Prices

Vancouver, Canada:  Radius Gold Inc. (TSX-V: RDU) announces that as a result of the completion of Radius’s spin out of assets to Rackla Metals Inc., the common share purchase warrants of Radius have been adjusted based on the fair market value of Radius and Rackla at the time of completion of the spin out.

Accordingly, the exercise price of all common share purchase warrants outstanding in Radius have been reduced to 73% of the original exercise price, namely:

Original Exercise Price Per Share

Adjusted Exercise Price Per Share

$0.50

$0.37

$0.70

$0.51

$0.75

$0.55

About Radius

Radius has been exploring for gold in Latin America for nearly a decade.  It has assembled interests in a portfolio of promising gold projects throughout the region, including carried stakes in two small-scale gold mine development projects in Guatemala and Nicaragua, and a number of 100% owned exploration plays, including the HB property in Guatemala.

For further information on Radius and its properties, please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com).

ON BEHALF OF THE BOARD

“Ralph Rushton”

Ralph Rushton, President

Investor relations:  Jaclyn Ruptash

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 86.6-million

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement
Some of the statements in this news release contain forward-looking information that involves inherent risk and uncertainty affecting the business of Radius Gold Inc.  Actual results may differ materially from those currently anticipated in such statement.

news release

February 22, 2012

Radius & B2Gold Provide Trebol Update:

Strong Gold-in-Soil Anomaly Defined, Drilling Planned

Vancouver, Canada:  Radius Gold Inc. (TSX-V: RDU) is pleased to provide an update on recent work completed by B2Gold Corp. (“B2Gold”) at the Trebol joint venture project in northeastern Nicaragua.  Highlights of their recent work include:

•

Soils taken from Cerro Domingo have returned gold values in excess of 17 g/t.

•

Trenching at Trebol East is yielding strongly mineralized intervals such as 44.9m of 1.09 g/t gold (trench 111).

•

B2Gold has applied for 3 new concessions which were recently registered with the Ministry of Mines and have been confirmed as open, subject to comment by local municipalities.

•

B2Gold is planning 2,000m of core drilling in 16-18 holes to test the new Trebol East targets.

Radius is pleased to note the excellent progress that B2Gold is making at Trebol and is looking forward to the start-up of the next phase of diamond drilling, which will begin to test the new Trebol East anomalies.

Cerro Domingo

The new results show highly anomalous gold-in-soil values for samples taken over the Cerro Domingo occurrence with gold assays locally in excess of 17 g/t.  The soil results clearly define an area of over 400m in length by 130m in width with Au-in-soil values mostly in excess of 1 g/t.  Maps of these anomalies are available on the Radius Gold website at www.radiusgold.com.

Trebol East

Soil sampling from Trebol East has highlighted 3 zones of anomalous gold values that require drilling.  The northernmost zone shows at least 400m of strike length with another smaller and lower grade zone to the south (likely faulted) of some 200m of strike length.  Another zone, which is 150m long, was defined 400m further south.  (See soil anomaly and trenching map on Radius’s website.)

Trenching of the northernmost part of Trebol East shows good continuity of mineralization over approximately 250m meters of strike length.  Stockwork and vein mineralization trends roughly north‐south and dips to the west.  In addition, a short trench cut on a small knoll 100m west of this zone has yielded 12.5m of 0.76 g/t Au (trench 112).  The zone continues to the south but may not be as continuous.  Preparations are underway for the drilling at Trebol East.

Trench	Interval (m)	Au (g/t)
TREB-113	44.6	0.81
TREB-111	44.9	1.09
TREB-109	26.9	0.86
TREB-108	28.9	0.70
TREB-110	13.5	1.12

Similarly, the southernmost zone, which is about 200m in strike length, has also yielded some very good grades in the trenching.  Trench TREB‐115, located 25 meters north of trench 102 (21m of 1.62 g/t Au), contained 13.7m at 1.20 g/t Au.

Planned Drilling

B2Gold is proposing to drill 2,000m of HQ core drilling in 16 to 18 holes to test the new Trebol East targets.  Drilling is scheduled to begin in late February using a man-portable drill operated by Swiss Boring.  Drilling will test the key soil anomalies described above.  Nine holes are planned to test the northern zone over a strike of approximately 740m, including the gold anomaly in trench TREB-111.  The remaining holes will test the anomalies at the southern end of Trebol East.

Qualified Person

Mr. Roger Hulstein, B.Sc., P.Geo., is a member of the Association of Professional Engineers and Geoscientists of British Columbia and is the Company’s Qualified Person as defined by National Instrument 43-101.  Mr. Hulstein has verified that the technical information in this release is an accurate summary of the information provided by B2Gold to Radius; however, Radius has not independently verified the information provided by B2Gold.

About Radius

Radius has been exploring for gold in Latin America for nearly a decade.  It has assembled interests in a portfolio of promising gold projects throughout the region, including carried stakes in two small-scale developing gold projects in Guatemala and Nicaragua, and a number of 100% owned exploration plays, including the HB property in Guatemala.  Please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com).

ON BEHALF OF THE BOARD

“Ralph Rushton”

President

Investor relations:  Jaclyn Ruptash

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 86.6-million

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement
Some of the statements in this news release contain forward-looking information that involves inherent risk and uncertainty affecting the business of Radius Gold Inc.  Actual results may differ materially from those currently anticipated in such statement.

news release

February 27, 2012

Construction Underway at Radius’s Tambor Gold Project, Guatemala

Vancouver, Canada:  Radius Gold Inc. (TSX-V: RDU) is pleased to announce that it has been awarded the final permit needed to begin construction of its Tambor gold mine in southern Guatemala.  Radius’s joint venture partner, Kappes Cassiday and Associates (KCA) has commenced construction, and earth moving for the foundations for the plant is underway.  KCA is aiming to begin gold production within 2 to 3 months after obtaining the mining permit.

KCA has constructed a modular mill, with a 150tpd ball mill and flotation cells, at its Reno Nevada facility, as a set of modular units mounted on 40-ft skids.  KCA has engineered the mill for a target capacity of 150 tonnes/day or 52,500 tonnes/year.

Mining Plans

Guapinol South Underground

KCA is planning to drive an incline suitable for small trackless mining equipment from the current face of the Guapinol South under-ground drift to the surface west of the Guapinol outcrop.  The decline would parallel the ore in the hangingwall.  Cross cuts into the mineralization will be driven on 12 meter vertical intervals, and then branched to become level drives in ore.  Mineralization will be extracted using a simple shrinkage stoping method.  The levels may be left open or backfilled depending on the stability of the walls.

Guapinol South Open Pit

About one-third of the mineralization in the Guapinol South shoot will be mined from surface, and this will be done simultaneously with the underground mining.

Poza Del Coyote

This area is not quite as well defined by drilling as Guapinol South, but appears to be a near-surface, more flat-lying system.  Drilling indicates that Poza Del Coyote will provide about half the mill feed for the project mine life.

About Tambor

Radius discovered the Tambor orogenic lode gold system in 2000.  It was drilled by Gold Fields, who defined a NI43-101 compliant resource, under a joint venture.  Gold Fields drill tested the Guapinol, Laguna Norte, Poza del Coyote and Cliff zones, and a Technical Report prepared by Chlumsky, Armbrust and Meyer LLC of Lakewood Colorado (see Radius news release dated December 10, 2003) outlined a 43-101 compliant resource of 216,000 ounces of gold in inferred resources (2.55 million tonnes @ 2.64 g/t Au) and 57,800 ounces in indicated resources (456,000 tonnes @ 3.94 g/t Au) in three separate zones.

In 2007, an underground exploration drift and four cross cuts were completed at the Guapinol South zone, in order to provide information on the structural controls, continuity and grade of the high grade gold mineralization (see Radius news releases dated September 6 and October 22 2007).  Crosscut CE-1, parallel to and 12.75m to the east of the main adit, intercepted a vein zone with 3 veins, where it assayed:

•

65.6 g/t Au over 4.45m from the vein zone on the East tunnel wall

•

25.8 g/t Au over 4.38m from the vein zone on the West tunnel wall

The main access adit also intercepted the vein on both sidewalls of the adit.  The vein was sampled on both sidewalls of the adit and gave results of:

•

74.5 g/t Au over 3.40m* from the vein on the east tunnel wall

•

77.7g/t Au over 2.40m from the vein on the west tunnel wall

*includes 0.2m of quartz veining on HW

Qualified Person

Mr. Roger Hulstein, B.Sc., P.Geo., is a member of the Association of Professional Engineers and Geoscientists of British Columbia and is the Company’s Qualified Person as defined by National Instrument 43-101.  Mr. Hulstein has verified that the technical information in this release is an accurate summary of the information provided by KCA to Radius; however, Radius has not independently verified the information provided by KCA.

About Radius

Radius has been exploring for gold in Latin America for nearly a decade.  It has assembled interests in a portfolio of promising gold projects throughout the region, including carried stakes in two small-scale developing gold projects in Guatemala and Nicaragua, and a number of 100% owned exploration plays, including the HB property in Guatemala.  Please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com).

ON BEHALF OF THE BOARD

“Ralph Rushton”

President

Investor relations:  Jaclyn Ruptash

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 86.6-million

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement
Some of the statements in this news release contain forward-looking information that involves inherent risk and uncertainty affecting the business of Radius Gold Inc.  Actual results may differ materially from those currently anticipated in such statement.

Joint News Release

B2Gold Corp. Acquires Trebol and Pavon Properties in Nicaragua

Vancouver, April 9, 2012 – B2Gold Corp. (TSX: BTO, OTCQX: BGLPF) (“B2Gold”) and Radius Gold Inc. (TSX-V: RDU) (“Radius”), are pleased to announce that the two companies have entered into a binding letter agreement pursuant to which B2Gold has agreed, among other things, to acquire a 100% interest in the Trebol and El Pavon gold properties in Nicaragua in consideration of C$20 million, payable in common shares of B2Gold at a price per share equal to the volume weighted average price of B2Gold’s common shares on the Toronto Stock Exchange (“TSX”) for the ten trading days immediately preceding the date of the letter agreement. In addition, B2Gold has agreed to make contingent payments to Radius of US$10 per ounce of gold on 40% of any proven and probable mineral reserves in excess of 500,000 ounces (on a 100% basis). Based on a previous joint venture agreement with Radius, B2Gold had earned a 60% interest in the Trebol and Pavon properties by expending a total of US$4 million on exploration, resulting in a 60% - 40% B2Gold – Radius joint venture.

The completion of the transaction is subject to a number of conditions, including the completion by B2Gold of satisfactory due diligence by May 6, 2012, the negotiation and execution of a definitive purchase agreement and the approval of all relevant regulatory authorities, including the approval of the TSX for the listing of the common shares of B2Gold to be issued in connection with the transaction.

B2Gold and Radius have also agreed to enter into a joint venture agreement on 60% - 40% basis with respect to each of the San Jose and La Magnolia properties in Nicaragua and continue jointly exploring the properties with B2Gold and Radius contributing 60% and 40% respectively, of the exploration expenditures of each joint venture.

In connection with the proposed transaction, B2Gold and Radius will terminate all other aspects of the existing option and joint venture arrangements entered into between the parties in December 2009 in respect of the Trebol, El Pavon and San Pedro exploration properties.

About B2Gold Corp.

B2Gold is well positioned to continue its growth as an intermediate gold producer from existing projects given the proven technical team; strong operational and financial performance; and high quality development and exploration projects. Based on current assumptions, B2Gold is projecting gold production to grow to over 450,000 ounces per year by 2016. With B2Gold’s strong cash position and impressive projected cash from mining operations, B2Gold expect to be able to continue to fund all planned development, exploration and capital expenditures in 2012 without requiring external funding, and end the year in a strong financial position. In addition, B2Gold will continue to pursue accretive acquisitions and carry out our aggressive exploration programs. B2Gold trades on the Toronto Stock Exchange under the symbol “BTO” and on the OTCXQ under the symbol “BGLPF”.

About Radius Gold Inc.

Radius has been exploring for gold in Latin America for nearly a decade. It has assembled interests in a portfolio of promising gold projects throughout the region, including carried stakes in two small-scale developing gold projects in Guatemala and Nicaragua, and a number of 100% owned exploration plays, including the HB property in Guatemala.

ON BEHALF OF B2GOLD CORP.

ON BEHALF OF RADIUS GOLD INC.

“Clive T. Johnson”

“Simon Ridgway”

President and Chief Executive Officer

Chairman and Chief Executive Officer

For more information on B2Gold please visit B2Gold’s web site at www.b2gold.com or contact:

Ian MacLean

Kerry Suffolk

Vice President, Investor Relations

Manager, Investor Relations

604-681-8371

604-681-8371

For more information on Radius Gold please visit Radius Gold’s web site at www.radiusgold.com or contact:

Investor relations:  Jaclyn Ruptash

Tel: 604-801-5432

Toll Free: 1-888-627-9378

Email: info@radiusgold.com

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release.

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

The securities described herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe B2Gold’s or Radius’ future plans, objectives or goals, including words to the effect that B2Gold or Radius or their respective management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.